UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SKULLCANDY, INC.

(Name of Subject Company)

SKULLCANDY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

83083J104

(CUSIP Number of Class of Securities)

Patrick Grosso

Vice President, Strategic Initiatives and Corporate Affairs,

Chief Legal Officer and Secretary

Skullcandy, Inc.

1441 West Ute Boulevard, Suite 250

Park City, Utah 84098

(435) 940-1545

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Cary K. Hyden

David M. Wheeler

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Skullcandy, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2016 (as may be amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Powder Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Incipio, LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Shares”), other than any Company Shares that are owned immediately prior to the commencement of the Offer (as defined below) by Parent, Purchaser, the Company or any of their wholly owned subsidiaries, at a purchase price of $6.10 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended Offer to Purchase, dated August 3, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Amended Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on July 6, 2016, as amended. The Offer to Purchase and Amended Form of Letter of Transmittal are filed as Exhibits (a)(1)(F) and (a)(1)(G), respectively, to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under the heading “Background and Reasons for the Company Board’s Recommendation—Background of the Offer:”

“On August 3, 2016, the Company, Parent and Purchaser entered into an amendment to the Merger Agreement (the “Amendment”). Pursuant to the Amendment, among other things, the Offer Price was increased from $5.75 to $6.10 per Company Share.

On August 3, 2016, the Company and Parent issued a joint press release announcing that the Company has entered into the Amendment and that the Company Board had determined, after consultation with its outside counsel and financial advisor, that the July 28 Mill Road Proposal no longer constituted a Superior Proposal. The press release also stated that the Company Board continues to recommend that the Company’s stockholders accept the Offer and tender their Company Shares to Purchaser in the Offer. A copy of the press release is attached to this Statement as Exhibit (a)(12) and is incorporated herein by reference. A copy of the executed Amendment is attached to this Statement as Exhibit (e)(23) and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(12)	Joint Press Release issued by the Company and Parent on August 3, 2016 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 3, 2016).

(a)(13)	Amended Offer to Purchase dated August 3, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(14)	Form of Amended Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form) (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(e)(23)	Amendment No. 1, dated August 3, 2016, to the Agreement and Plan of Merger, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed with the SEC on August 3, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Skullcandy, Inc.

By:	/s/ Patrick Grosso
Name:	Patrick Grosso
Title:	Vice President, Strategic Initiatives and Corporate Affairs, Chief Legal Officer and Secretary

Dated: August 3, 2016